SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Majority Shares ETF Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	1076 Van Ness Street, San Francisco, CA 94110

TELEPHONE NUMBER:	202-215-2895

NAME AND ADDRESS OF AGENT FOR	The Corporation Trust Company
Corporation Trust Center
New Castle County
Wilmington, DE 19801

SERVICE OF PROCESS:

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/ Yes	/ / No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of San Francisco and State of California on this 2nd day of March 2018.

Majority Shares ETF Trust

/s/ Eli Kasargod-Staub
By: Eli Kasargod-Staub
Sole Trustee

ATTEST:	/s/ Rajiv Kumar Sharma

Name	Rajiv Kumar Sharma

Title:	Notary Public; Commission Expires 7.19.2020